Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-146419

BOO KOO HOLDINGS, INC.

Prospectus Supplement No. 1 Dated January 11, 2008
To Prospectus Dated October 19, 2007

This Prospectus Supplement No. 1, dated January 11, 2008 (the “Prospectus Supplement”), should be read in conjunction with the Prospectus, dated October 19, 2007, relating to the potential resale from time to time by certain selling securityholders of up to an aggregate of 12,501,966 shares of our common stock (the “Selling Securityholder Prospectus”). This Prospectus Supplement adds to and updates certain of the information contained in the Selling Securityholder Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Selling Securityholder Prospectus.

On January 9, 2008, Swire Coca-Cola, Inc. informed us that it would discontinue all production and distribution of our products once its current inventory of our products was depleted. During 2007 and 2006, Swire Coca-Cola accounted for approximately 16% and 19%, respectively, of our total sales. We believe that Swire Coca-Cola's decision was based in part on the introduction of new products by Coca-Cola, such as Fuse and Vitamin Water, in the fourth quarter of 2007. During the last several months, several other distributors in the Coca-Cola distribution system have terminated their distribution arrangements with us or reduced the amount of product they are purchasing from us. In addition, we cannot assure you that other distributors in the Coca-Cola distribution system will not terminate their distribution arrangements with us or reduce the amount of product they are purchasing from us. We are currently seeking new or expanded relationships with third party distributors and will continue to pursue such relationships. However, we cannot assure you that we will be successful.